Exhibit 1.

FOR IMMEDIATE RELEASE

July 23, 2003

FOR ADDITIONAL INFORMATION PLEASE CONTACT JEAN R. HALE,

VICE CHAIRMAN, PRESIDENT AND C. E. O., COMMUNITY TRUST BANCORP, INC. AT (606) 437-3294

At its regular meeting on July 22, 2003, the Board of Directors of Community Trust Bancorp, Inc. voted to increase its quarterly cash dividend 9.5% from $0.21 per share to $0.23 per share, effective with the dividend payable on October 1, 2003, to shareholders of record on September 15, 2003.

The five-year compound growth rate for Community Trust Bancorp's annual cash dividend payment is 8.0 percent. The Corporation has increased annual cash dividend payments for 22 consecutive years.

Community Trust Bancorp, Inc., was recently named as a "2003 Dividend Achiever" by Mergent, Inc., a New York City based provider of global financial information. Dividend Achievers is made up of publicly traded corporations that have increased their cash dividends every year for at least the past 10 years. Community Trust Bancorp, Inc. shares this honor with just 2.5% of U.S.-listed dividend paying companies.

Community Trust Bancorp, Inc. is pleased to continue its long-standing tradition of increasing dividends and providing a steady return to its shareholders.

Community Trust Bancorp, Inc., with assets of $2.5 billion, is headquartered in Pikeville, Kentucky and has 69 banking locations across eastern, northern, central, and south central Kentucky and 5 banking locations in southern West Virginia.